EXHIBIT 99.1

Norsk Hydro ASA -- Buyback of Shares

OSLO, Norway, May 24, 2006 (PRIMEZONE) -- Norsk Hydro ASA has on 24 May 2006 purchased 894,000 own shares at a price of NOK 163.37 per share. After this transaction, Hydro holds 44,218,570 own shares.

The transaction marks the first buyback under the buyback authorization approved by Hydro's Annual General Meeting on 9 May 2006. This buyback authorization opens for buyback of up to 40,000,000 shares of which 22,470,482 shares may be purchased in the market and 17,529,518 shares may be purchased from the Norwegian State, Hydro's largest shareholder. The Norwegian State has committed itself to participate with its proportionate share of any share repurchases made in the market in order for the State's 43.82 percent ownership interest to remain unchanged. The compensation to the state will be equal to the price achieved in the market, plus an interest of NIBOR + 1 per cent, calculated from the dates of acquisition of the corresponding shares.

Share repurchases can be made in the share price interval NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be used for no other purpose than cancellation by means of capital reduction.

Any further buyback transactions under this authorization will be disclosed as a Company Disclosure at Oslo Stock Exchange, and on www.hydro.com.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor contact
Idar Eikrem
Telephone: +47 22533273
Cellular:  +47 95028363
E-mail: Idar.Eikrem@hydro.com

Investor contact
Stefan Solberg
Telephone: +47 22533539
Cellular: +47 91727528
E-mail: Stefan.Solberg@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com